EXHIBIT e(5)

EXCERPT FROM 2010 FORM 10-K/A FOR UCI MEDICAL AFFILIATES

SECTION TITLED

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE”

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Administrative Services Agreements

UCI-SC has entered into Administrative Services Agreements with each P.A. Under these Administrative Services Agreements, which have an initial term of forty years, UCI-SC performs all non-medical management for the P.A. and has exclusive authority over all aspects of the business of the P.A. (other than those directly related to the provision of patient medical services or as otherwise prohibited by state law). The non-medical management provided by UCI-SC includes, among other functions, treasury and capital planning, financial reporting and accounting, pricing decisions, patient acceptance policies, setting office hours, contracting with third-party payers, and all administrative services. UCI-SC provides all of the resources (systems, procedures and staffing) to bill third-party payers or patients, and provides all of the resources (systems, procedures and staffing) for cash collection and management of accounts receivables, including custody of the lockbox where cash receipts are deposited. From the cash receipts, UCI-SC pays all physician and physical therapist salaries, and all other operating expenses of the centers and of UCI-SC. UCI-SC sets compensation guidelines for the licensed medical professionals at the P.A. and establishes guidelines for establishing, selecting, hiring, and firing of the licensed medical professionals. UCI-SC also negotiates and executes substantially all of the provider contracts with third-party payers, with the P.A. executing certain of the contracts at the request of a minority of payers. UCI-SC does not loan or otherwise advance funds to any P.A. for any purpose.

During our fiscal years ended September 30, 2010 and 2009, the P.A. received an aggregate of approximately $86,905,000 and $80,350,000, respectively, in fees prior to deduction by the P.A. of their payroll and other related deductible costs covered under the Administrative Services Agreements. For accounting purposes, we combine the operations of the P.A. with our operations, as reflected in our consolidated financial statements.

D. Michael Stout, M.D. is the sole shareholder of DC-SC, DC-TN and COSM, and since November 1, 2002, has served as the President and Chief Executive Officer of UCI, UCI-SC, DC-SC and DC-TN. Since its incorporation on April 1, 2005, Dr. Stout has served as the President of COSM. Prior to November 1, 2002, Dr. Stout was the Executive Vice President of Medical Affairs for UCI and UCI-SC, and was the President of DC-SC and DC-TN. Barry E. Fitch, P.T. is the sole shareholder of PPT and has served as its President since the incorporation of PPT on April 5, 2005.

Other Transactions with Related Parties

As of September 30, 2010, BlueChoice HealthPlan, a wholly owned subsidiary of Blue Cross Blue Shield of South Carolina (“BCBS”), owns 6,107,838 shares of our common stock and Companion Property and Casualty Insurance Company another wholly owned subsidiary of BCBS, owns 618,181 shares of our common stock, which combine to approximately 67.71 percent of our outstanding common stock. The following is a historical summary of purchases of our common stock by BCBS subsidiaries from us.

Date Purchased	Blue Cross Blue Shield of South Carolina Subsidiary	Number of Shares	Price per Share	Total Purchase Price
12/10/93	BlueChoice HealthPlan	333,333	$1.50	$500,000
06/08/94	BlueChoice HealthPlan	333,333	3.00	1,000,000
01/16/95	BlueChoice HealthPlan	470,588	2.13	1,000,000
05/24/95	BlueChoice HealthPlan	117,647	2.13	250,000
11/03/95	BlueChoice HealthPlan	218,180	2.75	599,995
12/15/95	BlueChoice HealthPlan	218,180	2.75	599,995
03/01/96	BlueChoice HealthPlan	315,181	2.75	866,748
06/04/96	Companion Property and Casualty	218,181	2.75	599,998
06/23/97	Companion Property and Casualty	400,000	1.50	600,000

Our common stock acquired by BlueChoice and CP&C was purchased pursuant to exemptions from the registration requirements of federal securities laws available under Section 4(2) of the 1933 Act. Consequently, the ability of the holders to resell such shares in the public market is subject to certain limitations and conditions. BlueChoice and CP&C purchased these shares at share prices below market value at the respective dates of purchase in part as a consequence of the lower issuance costs incurred by us in the sale of these unregistered securities and in part as consequence of the restricted nature of the shares. BlueChoice and CP&C have the right to require registration of the stock under certain circumstances as described in the respective stock purchase agreements.

From time to time, BlueChoice has purchased additional shares of our common stock directly from other stockholders of the company. We were not a party to those transactions.

BlueChoice and CP&C have the option to purchase as many shares from us as may be necessary for BCBS and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of the outstanding common stock. To the extent either of these BCBS subsidiaries exercises its right in conjunction with a sale of voting stock by us, the price to be paid by such entity is the average price to be paid by the other purchasers in that sale. Otherwise, the price is the average closing bid price of our voting stock on the ten trading days immediately preceding the election by a BCBS subsidiary to exercise its purchase rights. Consequently, to the extent either of the BCBS subsidiaries elects to exercise any or a portion of its rights under these anti-dilution agreements, the sale of shares of common stock to a BCBS subsidiary will have the effect of reducing the percentage voting interest in us represented by a share of the common stock.

During the fiscal year ended September 30, 1994, UCI-SC entered into an agreement with CP&C pursuant to which UCI-SC, through DC-SC, acts as the primary care provider for injured workers of firms carrying worker’s compensation insurance through CP&C. We believe the terms of the agreement with CP&C to be no more or less favorable to UCI-SC than those that would have been obtainable through arm’s-length negotiations with unrelated third parties for similar arrangements. In addition, in 2008 the Company maintained an employee dishonesty policy with CP&C and has filed a proof of loss and claim pursuant to that policy. The claim relates to the fraudulent activities of the Company’s former Chief Financial Officer.

UCI-SC, through DC-SC, provides services to members of a health maintenance organization operated by BlueChoice who have selected DC-SC as their primary care provider. We believe the terms of the agreement with BlueChoice to be no more or less favorable to UCI-SC than those that would have been obtainable through arm’s-length negotiations with unrelated third parties for similar arrangements.

Director Independence

The Board has determined that Harold H. Adams, Jr., Jean E. Duke, CPA and Thomas G. Faulds meet the independence criteria prescribed by the Nasdaq Stock Market. Joseph A. Boyle, CPA is not considered independent because he now serves as the Company’s Executive Vice President and Chief Financial Officer. Ann T. Burnett, John M. Little, Jr., M.D., Charles M. Potok and Timothy L. Vaughn, CPA are not considered independent because each is associated with BCBS, the majority stockholder of the Company.